DeKalb Bankshares, Inc.



Annual Report 2004

THE BUSINESS OF DEKALB BANKSHARES, INC.

The Company is a holding company for The Bank of Camden (the "Bank"). The Company was organized in March 2003, and acquired the Bank in September 2003. The Company currently engages in no business other than ownership of the Bank.

The Bank conducts a general banking business under a South Carolina Charter granted in February 2001. The Bank conducts its activities from its home office located in Camden, South Carolina.

The Bank's business primarily consists of accepting deposits and making loans. The Bank seeks deposit accounts from households and businesses in its primary market area by offering a full range of savings accounts, retirement accounts (including Individual Retirement Accounts and Keogh plans), checking accounts, money market accounts, and time certificates of deposit. It also makes primarily commercial, real estate, and installment loans, primarily on a secured basis, to borrowers in and around Kershaw County and makes other authorized investments. Mortgage loans are primarily made for resale in the secondary market. As of December 31, 2004, the Bank employed 14 persons.

CONTENTS

SELECTED FINANCIAL DATA

The following selected financial data for the years ended December 31, 2004 and 2003 is derived from the financial statements and other data of the Company. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes.

(Dollars in thousands)	2004	2003
Income Statement Data:		
Interest income	$ 1,915	$ 1,523
Interest expense	576	429
Net interest income	1,339	1,094
Provision for loan losses	109	95
Net interest income after provision for loan losses	1,230	999
Noninterest income	286	347
Noninterest expense	1,376	1,265
Income before income taxes	140	81
Income tax expense	52	31
Net income	$ 88	$ 50
Balance Sheet Data:		
Assets	$ 42,560	$ 33,035
Earning assets	40,262	30,612
Securities (1)	9,594	6,939
Loans (2)	26,643	21,504
Allowance for loan losses	266	305
Deposits	28,310	23,847
Interest-bearing liabilities	35,210	27,847
Shareholders' equity	5,192	5,112
Per-Share Data:		
Earnings per-share	$ 0.14	$ 0.08
Book value (period end)	8.51	8.39
Tangible book value (period end)	8.51	8.39
Selected Ratios:		
Return on average assets	0.23%	0.17%
Return on average equity	1.70%	0.98%
Net interest margin (3)	3.72%	4.22%
Efficiency (4)	84.68%	90.38%
Average equity to average assets	13.41%	17.88%

(1) All securities are available for sale and are stated at fair value.
(2) Loans are stated at gross amounts before allowance for loan losses.
(3) Net interest income divided by average earning assets.
(4) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

FROM THE CHAIRMAN

To Our Shareholders:

I am pleased to report that your Company completed Fiscal Year 2004 with the same commitment to responsible growth and fiscal discipline as when we started The Bank of Camden four years ago. Our 2004 operating results showed a significant increase in profitability over 2003, but more importantly produced solid growth for our future.

Net income before taxes totaled $139,874 for 2004, compared to $80,831 for 2003. It is important to note that the 2003 earnings included $41,249 in gains on the sale of available-for-sale securities and 2004 had no such gains. Net income after taxes totaled $87,721 for 2004 compared to $50,083 in 2003. This amounts to a $0.14 per share profit compared to a $0.08 per share profit in 2003. The improvement in profitability was primarily the result of a 22.4% increase in net interest income, with only an 8.8% increase in noninterest expenses.

This modest increase in overhead, while growing the company was vital to our success in 2004. During 2004, total assets grew 29% from $33.0 million to $42.5 million. The loan portfolio grew 23% or $5.0 million, from $21.6 million at December 31, 2003 to $26.6 million at December 31, 2004. This growth was supported by a $4.4 million growth in deposits from $23.8 million at December 31, 2003 to $28.3 million at December 31, 2004. This overall growth is the result of a competitive suite of products and a mutual respect between our customers and our bankers. This mutual


Total Assets
(in thousands)
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2002
2003
2004
$25,618
$33,035
$42,560


Total Deposits
(in thousands)
$30,000
$20,000
$10,000
$0
2002
2003
2004
$17,368
$23,847
$28,310


Total Loans
(in thousands)
$30,000
$20,000
$10,000
$0
2002
2003
2004
$16,620
$21,624
$26,643

respect results in a banking solution that is in the best interest of our customer and our Company. I am appreciative to our community for their confidence in us, and I am appreciative to our bankers' hard work both in the office and throughout the community.

Of course, each new year brings new challenges in the banking industry. In 2004, we began to implement more of the requirements of the Sarbanes-Oxley Act. This legislation was designed to restore confidence in public company accounting, as a result of large company abuses. While I believe many of the provisions of the new legislation will have a positive impact, unfortunately it appears that the cost of compliance will be disproportionately high on small public companies like ours and will limit our earnings growth in 2005. However, since the public's confidence in our accounting practices is as important as our own fiscal discipline and careful decision making are to our long-term success, we will endure the increased costs.

In April of 2004, we welcomed Dr. Paul Joseph Jr., a long-time resident of Camden, to our Board of Directors. Dr. Joseph shares our commitment to the community and is a great addition to our team. Our team continues to grow with an expanding list of customers and businesses that remind us that our brand of customer service distinguishes us from other banks. We appreciate this and accept this as our mission. Thank you for your investment and confidence in our future.



William C. Bochette III
Chairman and Chief Executive Officer



Every day we ask ourselves the same question, "How can we help?"

Here to Help

That's the question that drives us, and our reason for being. It's what inspires us to provide financial solutions and what calls us to serve. From long-term financial strategies to day-to-day operations, everything we do is designed to help our customers and our community.

From the moment you walk through our door, you'll know you're not in just another bank. You'll feel how special each and every customer is to us. How we cherish our community. And you'll know how happy we are that your path led you to ours.

Here to Listen

Wherever your path may lead, we'll be with you. Maybe it's time to expand your business. We can help you make the leap. Found the perfect house? We can help make it your home with the right mortgage. Or perhaps you've found yourself at a financial crossroads. We'll walk you through your options and help you find your way. From your child's first savings account, all the way to retirement, whatever your financial needs, we're here.

Here to Support

Our customers are friends and neighbors, old and new, each carving out their own path. Each with their own dreams and vision. We support our community in order to support these dreams.

Our associates volunteer their time with numerous civic, church and charitable organizations throughout our area. By contributing to educational and community initiatives, we are committed to making a difference in our community both as professionals and neighbors.

Here to Lead

Our financial expertise and competitive products serve only one goal — responsible growth for our investors, customers and community. Every time we help a customer take a step toward a more secure future, we've fulfilled our mission. And we take another step toward a better community for us all.

The Bank of Camden

For every financial need, we're here – helping you fulfill your dreams.



DeKalb Bankshares, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31 2004	December 31 2003
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 567,773	$ 750,770
Federal funds sold	3,175,000	1,402,000
Other interest bearing deposits	61,793	116,925
Total cash and cash equivalents	3,804,566	2,269,695
Time deposits with other banks	313,494	310,078
Investment securities:		
Securities available-for-sale	9,594,385	6,938,632
Nonmarketable equity securities	474,813	220,000
Total investment securities	10,069,198	7,158,632
Loans held for sale	-	120,000
Loans receivable	26,643,037	21,504,149
Less allowance for loan losses	(266,478)	(305,000)
Loans, net	26,376,559	21,199,149
Premises and equipment, net	1,411,412	1,410,202
Accrued interest receivable	150,875	111,817
Other assets	433,673	455,844
Total assets	**$ 42,559,777**	**$ 33,035,417**
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 2,788,768	$ 2,314,452
Interest-bearing transaction accounts	3,449,845	2,901,206
Savings	3,812,952	3,702,360
Time deposits $100,000 and over	12,771,447	10,085,481
Other time deposits	5,487,366	4,843,043
Total deposits	28,310,378	23,846,542
Securities sold under agreements to purchase	3,000,000	-
Advances from the Federal Home Loan Bank	5,900,000	4,000,000
Accrued interest payable	120,117	37,793
Other liabilities	36,887	39,236
Total liabilities	**37,367,382**	**27,923,571**
Shareholders' equity:		
Common stock, no par value; 20,000,000 shares authorized; 610,139 and 609,060 shares issued and outstanding at December 31, 2004 and 2003, respectively	5,877,597	5,866,807
Retained deficit	(644,608)	(732,329)
Accumulated other comprehensive loss	(40,594)	(22,632)
Total shareholders' equity	5,192,395	5,111,846
Total liabilities and shareholders' equity	**$ 42,559,777**	**$ 33,035,417**

DeKalb Bankshares, Inc.

Consolidated Statements of Income

	Years ended December 31,	
	2004	2003
Interest income:		
Loans, including fees	$ 1,522,929	$ 1,334,607
Investment securities:		
Taxable	347,763	156,557
FHLB interest and dividends	11,890	11,742
Federal funds sold	26,156	14,572
Time deposits with other banks	6,665	5,470
Total interest income	1,915,403	1,522,948
Interest expense:		
Time deposits $100,000 and over	210,130	144,264
Other deposits	173,440	196,993
Other interest expense	192,520	87,714
Total interest expense	576,090	428,971
Net interest income	1,339,313	1,093,977
Provision for loan losses	109,000	95,000
Net interest income after provision for loan losses	1,230,313	998,977
Noninterest income:		
Service charges on deposit accounts	156,178	136,946
Gains on residential mortgage origination fees	100,349	144,408
Gains on sale of securities available-for-sale	-	41,249
Other service charges, commissions, and fees	29,586	24,238
Total noninterest income	286,113	346,841
Noninterest expenses:		
Salaries and employee benefits	705,553	634,028
Net occupancy	76,336	72,719
Furniture and equipment	47,268	48,813
Other operating	547,395	509,427
Total noninterest expenses	1,376,552	1,264,987
Income before income taxes	139,874	80,831
Income tax expense	52,153	30,748
Net income	**$ 87,721**	**$ 50,083**
Income per common share		
Basic	**$ 0.14**	**$ 0.08**
Diluted	**$ 0.14**	**$ 0.08**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
DeKalb Bankshares, Inc.
Camden, South Carolina

We have audited the accompanying consolidated balance sheets of DeKalb Bankshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. Such consolidated financial statements and our report theron dated January 6, 2005, expressing an unqualified opinion (which are not presented herein), are included in the DeKalb Bankshares, Inc. 2004 Report on Form 10-KSB. These accompanying consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2004 and 2003, and the related consolidated statements of income for the years then ended, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 6, 2005

DIRECTORS OF DEKALB BANKSHARES, INC. AND THE BANK OF CAMDEN

William C. Bochette III ....Chairman and Chief Executive Officer
D. Edward Baxley ....Realtor, Russell and Jeffcoat Realtors
David R. Blakely ....Retired
Dr. Paul T. Joseph Jr...................Dentist, Joseph Dental Associates
James D. King Sr........................Retired Chairman of the Board and Chief Executive Officer of the Poinsett Bank
Daniel D. Riddick........................Owner, Daniel D. Riddick and Associates
Anne duPont Shirley ....Owner, Red Bank Farm
Roderick M. Todd Jr....................Attorney
John C. West Jr. ....Attorney
Sylvia U. Wood ....Philanthropist

EXECUTIVE OFFICERS OF THE BANK OF CAMDEN

William C. Bochette III ....Chairman and Chief Executive Officer
Jeff A. Branum ....Senior Vice President
Peter G. Shand ....Senior Vice President

EMPLOYEES OF THE BANK OF CAMDEN

Ruth B. Blackman
Linda G. Carter
Keri S. Harling
Karen F. Keels
Jena R. Knight
Melissa W. Newman
Ron W. Paull
Mona B. Raley
Paula P. Scarborough
Jessica C. Scott
Bonnie L. Smart
Kim F. Sullivan

DeKalb Bankshares, Inc.

Corporate Data

ANNUAL MEETING:
The Annual Meeting of Stockholders of DeKalb Bankshares, Inc. will be held at 10:00 a.m. on Monday, April 4, 2005 at the Company's corporate headquarters at 631 W. DeKalb Street, Camden, South Carolina.

CORPORATE OFFICE:
P.O. Box 1198
Camden, South Carolina 29020
Phone (803) 432-7575
Fax (803) 713-9769

STOCK TRANSFER AGENT:
Sun Trust Bank
Stock Transfer Department
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

INDEPENDENT AUDITORS:
Elliott Davis, LLC
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, South Carolina 29202

CORPORATE COUNSEL:
Haynsworth Sinkler Boyd, P.A.
1201 Main Street, Suite 2200
P.O. Box 11889
Columbia, South Carolina 29211

STOCK INFORMATION:
Although a limited number of shares of common stock of DeKalb Bankshares, Inc. are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not listed on any exchange or on the Nasdaq National Market System, nor are there any market makers known to management.

During 2004, management was aware of a few transactions in which the Company's common stock traded at $11 per share. However, management has not ascertained that these transactions resulted from arm's length negotiations, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. As of December 31, 2004, there were 584 shareholders of record.

The ability of DeKalb Bankshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from The Bank of Camden. However, there are restrictions on the ability of the Bank to transfer funds to the Company in the form of cash dividends. The Company has not declared or paid any dividends since its inception, and, to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay dividends in the foreseeable future.

FORM 10-KSB:
The Company will furnish, free of charge, copies of the Annual Report on Form 10-KSB upon written request to William C. Bochette III, President, DeKalb Bankshares, Inc., P.O. Box 1198, Camden, South Carolina 29020. Copies of the Form 10-KSB may also be obtained from the Securities and Exchange Commission's website at www.sec.gov.

This Annual Report serves as the **Annual Financial Disclosure Statement** for The Bank of Camden, furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

DeKalb Bankshares, Inc.

The Bank of Camden

631 West DeKalb Street
Camden, SC 29020

www.bankcamden.com

DEKALB BANKSHARES, INC.

Table of Contents

DEKALB BANKSHARES, INC.

Selected Financial Data

The following selected financial data for the years ended December 31, 2004 and 2003 is derived from the financial statements and other data of the Company. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

(Dollars in thousands)	2004	2003
Income Statement Data:		
Interest income	$ 1,915	$ 1,523
Interest expense	576	429
Net interest income	1,339	1,094
Provision for loan losses	109	95
Net interest income after provision for loan losses	1,230	999
Noninterest income	286	347
Noninterest expense	1,376	1,265
Income before income taxes	140	81
Income tax expense	52	31
Net income	$ 88	$ 50
Balance Sheet Data:		
Assets	$ 42,560	$ 33,035
Earning assets	40,262	30,612
Securities [1]	9,594	6,939
Loans [2]	26,643	21,504
Allowance for loan losses	266	305
Deposits	28,310	23,847
Interest-bearing liabilities	35,210	27,847
Shareholders' equity	5,192	5,112
Per-Share Data:		
Earnings per-share	$ 0.14	$ 0.08
Book value (period end)	8.51	8.39
Tangible book value (period end)	8.51	8.39
Selected Ratios:		
Return on average assets	0.23%	0.17%
Return on average equity	1.70%	0.98%
Net interest margin [3]	3.72%	4.22%
Efficiency [4]	84.68%	90.38%
Average equity to average assets	13.41%	17.88%

(1) All securities are available for sale and are stated at fair value.
(2) Loans are stated at gross amounts before allowance for loan losses.
(3) Net interest income divided by average earning assets.
(4) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

DEKALB BANKSHARES, INC.

Management's Discussion and Analysis or Plan of Operation

Forward Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project, " "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- growth and ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on the level and composition of deposits, loan demand and the value of loan collateral and securities;
- the effects of competition from other financial institutions operating in the Bank's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

Management's Discussion and Analysis or Plan of Operation

Basis of Presentation

The following discussion should be read in conjunction with the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

On September 30, 2003, the Bank of Camden (the "Bank") was acquired by its newly formed holding company, DeKalb Bankshares, Inc. The Bank is the only asset of the holding company at December 31, 2004. Amounts previously reported by the Bank remain unchanged. The financial statements as of December 31, 2004 and 2003 are audited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation.

Organizing activities for the Bank began on January 6, 2000. Upon the completion of the application process with the State of South Carolina Board of Financial Institutions for a state charter and with the Federal Deposit Insurance Corporation for deposit insurance, the Bank sold 609,060 shares of common stock at a price of $10.00 per share. The offering resulted in capital totaling $5,866,807, net of selling expenses of $223,793. The Bank began operations on February 20, 2001 at its main office at 631 West DeKalb Street in Camden, South Carolina.

Results of Operations

Year ended December 31, 2004, compared with year ended December 31, 2003

Net interest income increased $245,336, or 22.43%, in 2004. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $10,137,000 or 39.11%, due to continued growth in the loan and investment portfolios. The primary components of interest income were interest on loans, including fees, of $1,522,929 and interest on securities available for sale of $347,763.

The Company's net interest spread and net interest margin were 3.45% and 3.72%, respectively, in 2004 compared to 3.87% and 4.22%, respectively, in 2003. The decrease in net interest spread was primarily the result of lower yields on earning assets. The yield on earning assets decreased from 5.88% in 2003 to 5.31% in 2004. Specifically, the loan portfolio yield decreased from 6.82% in 2003 to 6.41% in 2004. Rates on interest-bearing liabilities decreased from 2.00% in 2003 to 1.86% in 2004.

The provision for loan losses was $109,000 in 2004 compared to $95,000 in 2003. The Company continues to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

Noninterest income decreased $60,728 or 17.51%, to $286,113 in 2004 from $346,841 in 2003. The majority of the decrease is attributable to a reduction of $44,059, or 30.51%, in gains on the sale of residential mortgage loans from 2003 to 2004. This decrease is due to a decline in the number of mortgage refinances and originations during 2004 compared to 2003. Noninterest income was further impacted by the gains on sale of securities available for sale in 2003 of $41,249 that did not recur in 2004. Service charges on deposit accounts increased $19,232, or 14.04%, to $156,178 for the year ended December 31, 2004.

Results of Operations - *continued*

Noninterest expense increased $111,565, or 8.82%, to $1,376,552 in 2004 from $1,264,987 in 2003. Other operating expenses increased $37,968 to $547,395 for the year ended December 31, 2004. The increase is mainly attributable to the growth of the Company. Salaries and benefits increased $71,525, or 11.28%, to $705,553 in 2004 from $634,028 in 2003. This increase is attributable to normal pay increases and additional staff. The Company's efficiency ratio was 84.68% in 2004 compared to 90.38% in 2003. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

Net income was $87,721 in 2004 compared to $50,083 in 2003. The increase in net income reflects our continued growth, as average-earning assets increased from $25,917,000 for the year ended December 31, 2003 to $36,053,545 for the year ended December 31, 2004. Return on average assets during 2004 was 0.23%, compared to 0.17% during 2003, and return on average equity was 1.70% during 2004, compared to 0.98% during 2003. It should be noted that the operating results for the year ended 2003 included $41,249 gains on the sale of securities available for sale.

Net Interest Income

General. The largest component of the Bank's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Bank's net interest margin.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to the Bank's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

DEKALB BANKSHARES, INC.

Management's Discussion and Analysis
or Plan of Operation

Net Interest Income - *continued*

Average Balances, Income and Expenses and Rates

	For the year ended December 31, 2004			For the year ended December 31, 2003		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:						
Earning Assets:						
Loans [1]	$ 23,765	$ 1,523	6.41%	$ 19,567	$ 1,335	6.82%
Securities, taxable	9,478	348	3.67	4,506	156	3.46
Federal funds sold and nonmarketable equity securities	2,811	45	1.60	1,844	32	1.74
Total earning assets	36,054	1,916	5.31	25,917	1,523	5.88
Cash and due from banks	619			785		
Premises and equipment	1,390			1,419		
Other assets	779			872		
Allowance for loan losses	(301)			(294)		
Total assets	$ 38,541			$ 28,699		
Liabilities:						
Interest-Bearing Liabilities:						
Interest-bearing transaction accounts	$ 3,374	$ 11	0.33%	$ 2,493	$ 9	0.36%
Savings deposits	4,008	50	1.25	3,040	44	1.45
Time deposits	16,092	322	2.00	12,405	288	2.32
Other borrowings	7,427	193	2.60	3,547	88	2.48
Total interest-bearing liabilities	30,901	576	1.86	21,485	429	2.00
Demand deposits	2,390			1,997		
Accrued interest and other liabilities	82			84		
Shareholders' equity	5,168			5,133		
Total liabilities and shareholders' equity	$ 38,541			$ 28,699		
Net interest spread			3.45%			3.87%
Net interest income		$ 1,340			$ 1,094	
Net interest margin [2]			3.72%			4.22%

----

[1] Loans in nonaccrual status totaled $0 and $126,765 as of December 31, 2004 and 2003, respectively, and are included in the loan totals above. The effect of fees on loans is not significant to the computations. All loans and deposits are domestic.
[2] Net interest income divided by total interest earning assets.

Net Interest Income - *continued*

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest- bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided in the table below.

	2004 compared to 2003			
	Due to increase (decrease) in			
(Dollars in thousands)	Volume	Rate [1]	Volume/Rate [2]	Total
Interest income:				
Taxable securities	$ 172	$ 9	$ 10	$ 191
Loans	285	(80)	(17)	188
Federal funds sold and nonmarketable equity securities	17	(3)	(1)	13
Total interest income	474	(74)	(8)	392
Interest expense:				
Interest-bearing deposits	105	(48)	(15)	42
Other borrowings	96	4	5	105
Total interest expense	201	(44)	(10)	147
Net interest income	$ 273	$ (30)	$ 2	$ 245

----
[1] Net interest income divided by total interest earning assets.
[2] Changes to both rate and volume, (in iii above), which cannot be segregated, have been allocated proportionately.

During 2004 and 2003, interest rates were relatively stable. However, changes in interest rates that can have significant effects on the Bank are still possible. In the absence of significant changes in market interest rates, any changes in net interest income during 2005 are expected to result primarily from changes in the volumes of interest earning assets and liabilities.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

Net Interest Income - *continued*

The following table sets forth the Company's interest rate sensitivity at December 31, 2004.

Interest Sensitivity Analysis

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year or Non-Sensitive	Greater Than Five Years	Total
Assets						
Earning Assets:						
Loans	$ 7,681	$ 2,395	$ 10,076	$ 9,568	$ 6,999	$ 26,643
Securities	475	-	475	3,436	6,158	10,069
Federal funds sold and other	3,237	313	3,550	-	-	3,550
Total earning assets	11,393	2,708	14,101	13,004	13,157	40,262
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW accounts	3,450	-	3,450	-	-	3,450
Savings deposits	3,813	-	3,813	-	-	3,813
Time deposits	6,453	9,757	16,210	2,049	-	18,259
Total interest-bearing deposits	13,716	9,757	23,473	2,049	-	25,522
Advances from Federal Home Loan Bank	3,000	1,000	4,000	400	1,500	5,900
Repurchase agreements	-	-	-	3,000	-	3,000
Total interest-bearing liabilities	16,716	10,757	27,473	5,449	1,500	34,422
Period gap	$ (5,323)	$ (8,049)	$ (13,372)	$ 7,555	$ 11,657	
Cumulative gap	$ (5,323)	$(13,372)	$ (13,372)	$ (5,817)	$ 5,840	
Ratio of cumulative gap to total earning assets	(13.22)%	(33.21)%	(33.21)%	(14.45)%	14.50%	

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date. Advances from the Federal Home Loan Bank are reflected at their contractual maturity dates, except for daily rate credit advances which can reprice daily. Securities sold under agreements to repurchase are reflected at their contractual maturity date.

Net Interest Income - *continued*

The Company is in a liability sensitive position (or a negative gap) of $13.3 million over the 12 month timeframe. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2004 with respect to the one-year time horizon. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results.

A negative gap generally has an adverse effect on net interest income during periods of rising rates. A negative one year gap position occurs when the dollar amount of rate sensitive liabilities maturing or repricing within one year exceeds the dollar amount of rate sensitive assets maturing or repricing during that same period. As a result, during periods of rising interest rates, the interest paid on interest-bearing liabilities will increase faster than interest received from earning assets, thus reducing net interest income. The reverse is true in periods of declining interest rates resulting generally in an increase in net interest income. The Company's Board of Directors and management review various calculations in measuring and monitoring interest rate risk. The Company does not feel traditional gap analysis as presented above is a precise indicator of its interest sensitivity position.

Gap analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Management and the Board focus primarily upon an estimation of net interest margin levels over a variety of rate scenarios using a rate shocked simulation analysis. In this methodology, interest income and interest expense are estimated under a variety of rate possibilities. This analysis provides a more dynamic view of the effect of a rate change on net interest income by simulating the roll-off and reinvestment of funds using present and forecast pricing to calculate interest flows. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities. The Company cannot predict if interest rates will rise or fall in 2005.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. In the absence of meaningful historical experience for the Bank, based on the experience of management at other institutions, guidance from regulators and industry norms for start up banks, the objective of management has been to fund the allowance for loan losses at approximately 1% to 1.50% of total loans outstanding until a history is established.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the losses inherent in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon estimates and assumptions of risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process for establishing the allowance includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

Provision and Allowance for Loan Losses - *continued*

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and estimated inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

In order to determine an adequate level for the allowance for loan losses, the Company calculates a general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer and mortgage. The Company applies general loss factors to each category and may adjust these percentages as appropriate given consideration of local economic conditions, exposure concentration that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs and anticipated loan growth. The general estimate is then added to any specific allocations made on account of particular loans or groups of loans that exhibit significant characteristics which are different from the general types. The resulting amount is the total allowance for loan losses. Due to our limited operating history, the provision for loan losses has been made primarily as a result of management's assessment of general loan loss risk. Our evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and it is possible that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. As of December 31, 2004, the Company's allowance for loan losses totaled $266,478, a decrease of $38,522 from the prior year. This decrease results from net charge-offs of $148,000 and a provision for loan losses of $109,000 expensed during 2004. The categories and concentrations of loans have been relatively consistent during the past two years.

The following table sets forth certain information with respect to the Bank's allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2004 and 2003.

Allowance for Loan Losses

(Dollars in thousands)	2004	2003
Total loans outstanding at end of period	$ 26,643	$ 21,504
Average loans outstanding	$ 23,765	$ 19,567
Balance of allowance for loan losses at beginning of period	$ 305	$ 245
Charge-offs:		
Commercial and industrial	150	35
Real estate	-	-
Consumer and other	3	-
Total charge-offs:	153	35
Recoveries of previous charge-offs:		
Commercial and industrial	5	-
Real estate	-	-
Consumer and other	5	-
Total recoveries	5	-
Net charge-offs:	148	35
Provision for loan losses	109	95
Balance of allowance for loan losses at end of period	$ 266	$ 305
Allowance for loan losses to period end loans	1.00%	1.42%
Ratio of net charge-offs to average loans outstanding	0.62%	0.18%

Nonperforming Assets

Nonperforming Assets. There were no loans in nonaccrual status at December 31, 2004 and $126,765 at December 31, 2003. There were no loans past due ninety days or more and still accruing interest and no restructured loans at December 31, 2004 or 2003.

For the year ended December 31, 2004, there was no interest recognized in income on nonaccrual loans. Interest income on nonaccrual loans that would have been recorded in income if the loans were current totaled $10,654.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings.

Potential Problem Loans. The Company maintains a list of potential problem loans that are not included in impaired loans (nonaccrual loans or loans past due 90 days or more and still accruing interest). A loan is added to the potential problem loan list when management becomes aware of information about possible credit problems of the borrower that causes doubts about its ability to comply with current loan repayment terms. At December 31, 2004, the Company had not identified any potential problem loans. As of December 31, 2003, the Company had identified $9,850 in potential problem loans through its internal review mechanisms. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. For the year ended December 31, 2004, noninterest income totaled $286,113 as compared to $346,841 for the year ended December 31, 2003. This decrease is primarily attributable to a decrease of $44,059 in gains on the sale of residential mortgage loans from 2003 to 2004, due to the reduction of mortgage loan refinances and originations. Noninterest income was further impacted by a decrease of $41,249 in one-time gains on the sales of securities available for sale that did not recur in 2004. The largest component of noninterest income was service charges on deposit accounts which totaled $156,178 for the year ended December 31, 2004, an increase of $19,232 or 14.04% when compared to 2003. The increase in service charges was a result of the increase in deposits over the two periods.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2004 and 2003.

(Dollars in thousands)	2004	2003
Residential mortgage loan origination fees	$ 100	$ 144
Service charges on deposit accounts	156	137
Gains on sale of securities available-for-sale	-	41
Other service charges, commissions, and fees	30	25
Total noninterest income	$ 286	$ 347

Noninterest Expense. For the year ended December 31, 2004, noninterest expense totaled $1,376,552 as compared to $1,264,987 for the year ended December 31, 2003. Salaries and employee benefits, which comprised the largest component of noninterest expense, totaled $705,553. Other operating expenses increased $37,968 or 7.45% to $547,395 for the year ended December 31, 2004, when compared to 2003. These increases in expenses were associated with the growth of the Company.

Noninterest Income and Expense - *continued*

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2004 and 2003.

(Dollars in thousands)	2004	2003
Salaries and employee benefits	$ 706	$ 634
Net occupancy expense	76	
Advertising and marketing expense	37	46
Office supplies, forms, and stationery	42	54
Data processing	145	137
Professional fees	86	61
Furniture and equipment expense	47	49
Other	238	211
Total noninterest expense	$ 1,377	$ 1,265
Efficiency ratio	84.68%	90.38%

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines. Loans averaged $23,765,000 in 2004 as compared to $19,567,000 in 2003. At December 31, 2004, total loans were $26,643,037, or 23.2%, higher than the December 31, 2003 balance of $21,504,149.

The following table sets forth the composition of the loan portfolio by category at December 31, 2004 and 2003 and highlights the Bank's general emphasis on mortgage lending.

Composition of Loan Portfolio

December 31,	2004		2003	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$ 3,279	12.31%	$ 1,832	8.52%
Real estate:				
Construction	2,426	9.11	1,163	5.41
Mortgage-residential	12,009	45.07	10,195	47.41
Mortgage-nonresidential	7,700	28.90	7,038	32.73
Consumer	1,229	4.61	1,276	5.93
Total loans	26,643	100%	21,504	100.00%
Allowance for loan losses	(266)		(305)	
Net loans	$ 26,377		$ 21,199	

The largest component of loans in the Company's loan portfolio is real estate mortgage loans. At December 31, 2004, real estate mortgage loans totaled $19,709,000 and represented 73.97% of the total loan portfolio. At December 31, 2003, real estate mortgage loans totaled $17,233,000 and represented 80.14% of the total loan portfolio.

Earning Assets - *continued*

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Bank's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio.

Residential real estate loans consist of loans secured by first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans include commercial loans and other loans secured by multi-family properties and farmland. The repayment of both residential and nonresidential real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. For the past several years, the demand for residential and commercial real estate loans in the Camden market has been higher than normal due to the low interest rate environment. However, demand began to level out in 2004 as rates began to increase, and demand is expected to return to more normal levels throughout 2005.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance.

The Company's loan portfolio reflects the diversity of its market. The Company's office is located in Kershaw County, South Carolina. The economy of Kershaw County contains elements of medium and light manufacturing, regional health care, and distribution facilities. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 2004.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2004 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Commercial and industrial	$ 1,823	$ 1,429	$ 26	$ 3,278
Real estate	1,178	2,944	6,016	10,138
Consumer and other	6,698	5,574	955	13,227
	$ 9,699	$ 9,947	$ 6,997	$ 26,643
Loans maturing after one year with:				
Fixed interest rates				$ 11,158
Floating interest rates				5,786
				$ 16,944

Earning Assets - *continued*

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

There were no concentrations of loans exceeding 10% of total loans at December 31, 2004 or 2003 that are not otherwise disclosed as a category in the tables above.

Investment Securities Maturity Distribution and Yields

Investment Securities. The investment securities portfolio is also a component of the Company's total earning assets. Total securities averaged $9,825,000 in 2004 as compared to $4,506,000 in 2003. At December 31, 2004, the total securities portfolio was $10,069,198, an increase of $2,910,566 over the December 31, 2003 balance of $7,158,632. The increase was primarily invested in mortgage-backed securities as loan demand slowed in order to achieve higher yields while maintaining reasonable liquidity. All marketable equity securities were designated as available-for-sale and were recorded at their estimated fair market value. Nonmarketable equity securities, which are included in total securities, totaled $474,813 and $220,000 at December 31, 2004 and 2003, respectively, and are recorded at cost.

The following table sets forth the fair value of the securities held by the Bank at December 31, 2004 and 2003.

Fair Value of Securities

December 31, *(Dollars in thousands)*	2004	2003
U.S. government agencies and corporations	$ 2,501	$ 1,004
Mortgage-backed securities	7,093	5,935
Nonmarketable equity securities	475	220
Total securities	$ 10,069	$ 7,159

Mortgage-backed securities were comprised of securities issued by the Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA). The amortized cost and fair value of securities held at December 31, 2004 that were issued by FHLMC were $5,663,221 and $5,644,722, respectively. The amortized cost and fair value of securities held at December 31, 2004 that were issued by FNMA were $1,995,597 and $1,963,022, respectively.

The following table sets forth the scheduled maturities and weighted average yields of securities held at December 31, 2004.

Investment Securities Maturity Distribution and Yields

(Dollars in thousands) **December 31, 2004**	No Maturity		Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. government agencies	$ -	%	$ -	%	$ 2,501	3.04%	$ -	%	$ -	%
Mortgage-backed securities	-		-		935	2.85	2,746	3.54	3,412	4.41
Nonmarketable equity securities	475	2.88	-		-		-		-	
Total	$ 475	2.88	$ -		$ 3,436	2.99	$ 2,746	3.54	$ 3,412	4.41

Note: The Company has no tax-exempt securities.

Other attributes of the securities portfolio, including yields and maturities, are discussed above in "---Net Interest Income-- Interest Sensitivity."

Earning Assets - *continued*

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold and interest-bearing deposit accounts with other Banks, averaged $2,464,000 in 2004 and totaled $3,550,287 and $1,829,003 at December 31, 2004 and 2003, respectively. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. Interest-bearing deposit accounts consist of the Company's interest-bearing account with the Federal Home Loan Bank and time deposits with other banks.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities totaled $30,901,000 in 2004 as compared to $21,485,000 in 2003. Total interest-bearing liabilities totaled $34,421,610 at December 31, 2004, as compared to $25,532,090 at December 31, 2003.

Deposits. Average total deposits totaled $25,864,000 during 2004, as compared to $19,935,000 during 2003. At December 31, 2004, total deposits were $28,310,378 as compared to $23,846,542 at December 31, 2003. Most of the growth in deposits were in time deposits of $100,000 or more as shown below.

The following table sets forth the deposits of the Company by category as of December 31, 2004 and 2003.

Deposits

December 31,	**2004**		**2003**	
(Dollars in thousands)	**Amount**	**Percent of Deposits**	**Amount**	**Percent of Deposits**
Demand deposit accounts	$ 2,789	9.85%	$ 2,315	9.70%
NOW accounts	3,450	12.19	2,901	12.17
Savings accounts	3,813	13.47	3,702	15.52
Time deposits less than $100,000	5,487	19.38	4,843	20.32
Time deposits of $100,000 or over	12,771	45.11	10,086	42.29
Total deposits	$ 28,310	100.00%	$ 23,847	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were approximately $15,538,931 at December 31, 2004.

The following table sets forth the average amounts of deposits and average rates on each category for 2004 and 2003.

	2004		**2003**	
(Dollars in thousands)	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
Demand deposit accounts	$ 2,390	0.00%	$ 1,997	0.00%
NOW accounts	3,374	0.33	2,493	0.36
Savings accounts	4,008	1.25	3,040	1.45
Time deposits less than $100,000	4,997	2.25	6,066	2.37
Time deposits of $100,000 or over	11,095	1.89	6,339	2.28
Total deposits	$ 25,864	1.48%	$ 19,935	1.71%

Deposits, and particularly core deposits, have been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 94.11% and 90.18% at December 31, 2004 and 2003, respectively. The maturity distribution of the Company's time deposits over $100,000 at December 31, 2004, is set forth in the following table.

Deposits and Other Interest-Bearing Liabilities - *continued*

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Time deposits of $100,000 or more	$ 5,239	$ 3,851	$ 2,636	$ 1,045	$ 12,771

Approximately 41.02% of the Company's time deposits over $100,000 had scheduled maturities within three months, and 71.18% had maturities within six months. Large time deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Other Borrowings. Other borrowings consist of advances from the Federal Home Loan Bank of Atlanta and securities sold under agreements to repurchase. Advances from the Federal Home Loan Bank averaged $4,574,521 in 2004 and totaled $5,900,000 at December 31, 2004 with a weighted average interest rate of 2.64%. The maximum amount of advances at any month-end in 2004 was $5,900,000 and the weighted average interest rate was 2.36% in 2004. Advances from the Federal Home Loan Bank averaged $3,542,671 in 2003 and totaled $4,000,000 at December 31, 2003 with a weighted average interest rate of 2.10%. The maximum amount of advances at any month-end in 2003 was $4,000,000 and the weighted average interest rate was 2.48% in 2003.

Advances from Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans and the Company's investment in Federal Home Loan Bank Stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $5,900,000 advances from Federal Home Loan Bank outstanding at December 31, 2004, $4,000,000 have scheduled principal reductions in 2005, $400,000 have scheduled principal reductions in 2006, $500,000 have scheduled principal reductions in 2011, and $1,000,000 have scheduled principal reductions in 2012.

Securities sold under agreement to repurchase averaged $2,852,055 in 2004 and totaled $3,000,000 at December 31, 2004. The maximum amount of advances at any month-end in 2004 was $3,000,000 and the weighted average interest rate was 2.95% in 2004. There were no securities sold under agreement to repurchase in 2003.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each year indicated.

	Year ended December 31,	
	2004	2003
Return on assets	0.23 %	0.17%
Return on equity	1.70%	0.98%
Dividend payout ratio	N/A	N/A
Equity to assets ratio	13.41 %	17.88%

Capital

The Bank is subject to various regulatory capital requirements promulgated by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Capital - *continued*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. The Bank's Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

The Bank exceeded the regulatory capital requirements at December 31, 2004 and 2003 as set forth in the following table.

Analysis of Capital and Capital Ratios

December 31, *(Dollars in thousands)*	**2004**	**2003**
Tier 1 capital	$ 5,216	$ 5,125
Tier 2 capital	266	273
Total qualifying capital	$ 5,482	$ 5,398
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 28,370	$ 21,817
Tier 1 risk-based capital ratio	18.39%	23.49%
Total risk-based capital ratio	19.32%	24.75%
Tier 1 leverage ratio	12.56%	16.01%

The Federal Reserve has similar requirements for bank holding companies. The Company is not currently subject to these requirements because the Federal Reserve applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

Off-Balance Sheet Risk

Through its operations, the Company has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Company's customers at predetermined interest rates for a specified period of time. At December 31, 2004, the Company had unused commitments to extend credit of $4,897,326 and standby letters of credit of $83,030 through various types of commercial lending arrangements. Approximately $3,582,000 of these commitments to extend credit had variable rates. Some of the commitments and letters of credit are expected to expire without being drawn upon, so the total amounts do not necessarily represent future cash requirements.

Management's Discussion and Analysis or Plan of Operation

Off-Balance Sheet Risk - *continued*

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2004.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Form of Commitment						
Unused commitments to extend credit	$ 2	$ 132	$ 1,350	$ 1,484	$ 3,413	$ 4,897
Standby letters of credit	-	-	15	15	68	83
Totals	$ 2	$ 132	$ 1,365	$ 1,499	$ 3,481	$ 4,980

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The Company's significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2004 included herein. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The Company considers these accounting policies to be critical accounting policies. The judgments and assumptions management uses are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Because of the nature of the judgments and assumptions management makes, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates used in preparation of the Company's consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of the processes and methodology for determining the allowance for loan losses.

Liquidity Management and Capital Resources

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable; while net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. The Company also has the ability to borrow funds from the Federal Home Loan Bank. At December 31, 2004, the Company's availability to borrow funds from the Federal Home Loan Bank totaled $8,500,000 of which the Company had borrowed $5,900,000 at December 31, 2004. At December 31, 2004, the Company also had unused lines of credit to purchase federal funds from other financial institutions totaling $1,900,000.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.



Elliott Davis, LLC
Advisors-CPAs-Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227
Phone 803.256.0002
Fax 803.254.4724

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
DeKalb Bankshares, Inc.
Camden, South Carolina

We have audited the accompanying consolidated balance sheets of DeKalb Bankshares, Inc. (the Company) and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of DeKalb Bankshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and cash flows for each of the years in the two year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 6, 2005

DEKALB BANKSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,	
	2004	2003
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 567,773	$ 750,770
Federal funds sold	3,175,000	1,402,000
Other interest bearing deposits	61,793	116,925
Total cash and cash equivalents	3,804,566	2,269,695
Time deposits with other banks	313,494	310,078
Investment securities:		
Securities available-for-sale	9,594,385	6,938,632
Nonmarketable equity securities	474,813	220,000
Total investment securities	10,069,198	7,158,632
Loans held for sale	-	120,000
Loans receivable	26,643,037	21,504,149
Less allowance for loan losses	(266,478)	(305,000)
Loans, net	26,376,559	21,199,149
Premises and equipment, net	1,411,412	1,410,202
Accrued interest receivable	150,875	111,817
Other assets	433,673	455,844
Total assets	$ 42,559,777	$ 33,035,417
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 2,788,768	$ 2,314,452
Interest-bearing transaction accounts	3,449,845	2,901,206
Savings	3,812,952	3,702,360
Time deposits $100,000 and over	12,771,447	10,085,481
Other time deposits	5,487,366	4,843,043
Total deposits	28,310,378	23,846,542
Securities sold under agreements to repurchase	3,000,000	-
Advances from the Federal Home Loan Bank	5,900,000	4,000,000
Accrued interest payable	120,117	37,793
Other liabilities	36,887	39,236
Total liabilities	37,367,382	27,923,571
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity:		
Common stock, no par value; 20,000,000 shares authorized; 610,139 and 609,060 shares issued and outstanding at December 31, 2004 and 2003, respectively	5,877,597	5,866,807
Retained deficit	(644,608)	(732,329)
Accumulated other comprehensive loss	(40,594)	(22,632)
Total shareholders' equity	5,192,395	5,111,846
Total liabilities and shareholders' equity	$ 42,559,777	$ 33,035,417

The accompanying notes are an integral part of the consolidated financial statements.

DEKALB BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

	Years ended December 31,	
	2004	2003
Interest income:		
Loans, including fees	$ 1,522,929	$ 1,334,607
Investment securities:		
Taxable	347,763	156,557
FHLB interest and dividends	11,890	11,742
Federal funds sold	26,156	14,572
Time deposits with other banks	6,665	5,470
Total interest income	1,915,403	1,522,948
Interest expense:		
Time deposits $100,000 and over	210,130	144,264
Other deposits	173,440	196,993
Other interest expense	192,520	87,714
Total interest expense	576,090	428,971
Net interest income	1,339,313	1,093,977
Provision for loan losses	109,000	95,000
Net interest income after provision for loan losses	1,230,313	998,977
Noninterest income:		
Service charges on deposit accounts	156,178	136,946
Gains on residential mortgage loan sales	100,349	144,408
Gains on sale of securities available-for-sale	-	41,249
Other service charges, commissions, and fees	29,586	24,238
Total noninterest income	286,113	346,841
Noninterest expenses:		
Salaries and employee benefits	705,553	634,028
Net occupancy	76,336	72,719
Furniture and equipment	47,268	48,813
Other operating	547,395	509,427
Total noninterest expenses	1,376,552	1,264,987
Income before income taxes	139,874	80,831
Income tax expense	52,153	30,748
Net income	$ 87,721	$ 50,083
Income per common share		
Basic	$ 0.14	$ 0.08
Diluted	$ 0.14	$ 0.08

The accompanying notes are an integral part of the consolidated financial statements.

DEKALB BANKSHARES, INC. AND SUBSIDIARY

Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2004 and 2003

	Common Stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount			
Balance, December 31, 2002	609,060	$ 5,866,807	$ (782,412)	$ 51,066	$ 5,135,461
Net income			50,083		50,083
Other comprehensive loss, net of tax of $43,283				(73,698)	(73,698)
Comprehensive loss					(23,615)
Balance, December 31, 2003	609,060	5,866,807	(732,329)	(22,632)	5,111,846
Net income			87,721		87,721
Other comprehensive loss, net of tax of $10,549				(17,962)	(17,962)
Comprehensive income					69,759
Proceeds from exercise of stock options	1,079	10,790			10,790
Balance, December 31, 2004	**610,139**	**$ 5,877,597**	**$ (644,608)**	**$ (40,594)**	**$ 5,192,395**

The accompanying notes are an integral part of the consolidated financial statements.

DEKALB BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$ 87,721	$ 50,083
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	109,000	95,000
Depreciation and amortization expense	119,618	128,922
Gain on sale of securities available-for-sale	-	(41,249)
Discount accretion and premium amortization	17,548	9,336
Deferred income tax provision	52,359	38,994
Proceeds from sales of residential mortgages	2,647,850	7,133,835
Disbursements for residential mortgages held-for-sale	(2,527,850)	(7,133,835)
Increase in interest receivable	(39,058)	(10,445)
Increase in interest payable	82,324	365
Increase in other assets	(28,177)	(13,249)
Decrease in other liabilities	(2,349)	(7,686)
Net cash provided by operating activities	518,986	250,071
Cash flows from investing activities:		
Purchases of securities available-for-sale	(6,576,919)	(7,053,075)
Proceeds from sales of securities available-for-sale	-	1,755,074
Maturities or calls of securities available-for-sale	3,875,107	2,359,953
Net increase in loans made to customers	(5,286,410)	(5,039,354)
Purchases of premises and equipment	(112,290)	(72,143)
Purchases of time deposits with other banks	(3,416)	(97,856)
Purchase of Federal Home Loan Bank stock	(360,500)	(70,000)
Purchase of Community Financial Services, Inc. stock	(143,213)	-
Sale of Federal Home Loan Bank stock	248,900	-
Net cash used by investing activities	(8,358,741)	(8,217,401)
Cash flows from financing activities:		
Proceeds from exercise of stock options	10,790	-
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	1,133,547	1,829,643
Net increase in certificates of deposit and other time deposits	3,330,289	4,648,511
Increase in advances from Federal Home Loan Bank	1,900,000	1,000,000
Increase in securities sold under agreements to repurchase	3,000,000	-
Net cash provided by financing activities	9,374,626	7,478,154
Net increase (decrease) in cash and cash equivalents	1,534,871	(489,176)
Cash and cash equivalents, beginning of year	2,269,695	2,758,871
Cash and cash equivalents, end of year	$ 3,804,566	$ 2,269,695

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - ORGANIZATION SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - DeKalb Bankshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, The Bank of Camden (the Bank). The Bank was incorporated on February 14, 2001 and commenced business on February 20, 2001. The principal business activity of the Bank is to provide commercial banking services to domestic markets, principally in Kershaw County, South Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within Kershaw County in South Carolina. The types of securities in which the Company invests are discussed in Note 2. The types of lending that the Company engages in are discussed in Note 3. The Bank does not have any significant concentrations to any one industry or customer.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in stockholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank and Community Financial Services, Inc. The stocks have no quoted market value and no ready market for them exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2004 and 2003, the Bank's investment in Federal Home Loan Bank stock was $331,600 and $220,000, respectively. At December 31, 2004, investment in Community Financial Services, Inc. was $143,213. Dividends received on these stocks are included as a separate component of interest income.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Impaired loans are measured based on the present value of discounted expected cash flows. When it is determined that a loan is impaired, a direct charge to bad debt expense is made for the difference between the net present value of expected future cash flows based on the contractual rate and discount rate and the Company's recorded investment in the related loan. The corresponding entry is to a related allowance account. Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due.

The accrual of interest is discontinued on an impaired loan when management anticipates that a borrower may be unable to meet the obligations of the note. Subsequent interest earned is recognized only to the point that cash payments are received. All payments are applied to principal if the ultimate amount of principal is not expected to be collected.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current and future economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Residential Mortgage Loans Held-for-Sale - The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgage loans and selling mortgage loans to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and furniture and equipment of 5 to 10 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation, is eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Securities Sold Under Agreements to Repurchase - The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities, and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities, which are principally the allowance for loan losses and depreciable premises and equipment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $36,637 and $45,657, were included in the Company's results of operations for 2004 and 2003.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Retirement Plan - The Company has a SIMPLE retirement plan covering substantially all employees. Under the plan, participants were permitted to make discretionary contributions in 2004 up to $9,000, unless age 50 and over, as to which the amount is $10,500. The Company can match employee contributions by contributing up to 1% of each employee's annual compensation. The Company matched contributions in 2004 and 2003 and charges to earnings were $3,972 and $3,096, respectively.

Stock-Based Compensation - The Company has a stock-based employee compensation plan which is further described in Note 16. The Bank accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in the net income, as all stock options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per common share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the years ended December 31, 2004 and 2003.

	2004	2003
Net income, as reported	$ 87,721	$ 50,083
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7,858	1,540
Pro forma net income	$ 79,863	$ 48,543
Income per share:		
Basic - as reported	$ 0.14	$ 0.08
Basic - pro forma	$ 0.13	$ 0.08
Diluted - as reported	$ 0.14	$ 0.08
Diluted - pro forma	$ 0.13	$ 0.08

Income Per Common Share - Basic income per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

The components of other comprehensive loss and related tax effects for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Unrealized holding losses on securities available-for-sale	$ (28,511)	$ (75,732)
Reclassification adjustment for losses realized in net income	-	(41,249)
Net unrealized losses on securities available-for-sale	(28,511)	(116,981)
Tax effect	10,549	43,283
Net-of-tax amount	$ (17,962)	$ (73,698)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Statement of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold.

During the years ended December 31, 2004 and 2003, interest paid on deposits and other borrowings amounted to $493,766 and $428,606, respectively. Income tax payments were $3,177 and $1,940 for the years ended December 31, 2004 and 2003, respectively.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statements of cash flows and are presented in detail in the notes to the financial statements.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"*, which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation ("FIN") No. 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer's equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in some circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions"*. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board ("APB") Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement are required to be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements *(continued)* - In December 2004, the FASB issued SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"*. FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued FIN No. 46 (revised), *"Consolidation of Variable Interest Entities"* ("FIN No. 46(R)"), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company's existing variable interest entities in the first reporting period ending after December 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have any impact on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"*. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, *"Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1"*. The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements *(continued)* - In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, *"Application of Accounting Principles to Loan commitments,"* to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004				
Securities of U.S. government agencies and corporations	$ 2,509,614	$ 5,252	$ 13,359	$ 2,501,507
Mortgage-backed securities	7,149,205	2,214	58,541	7,092,878
Total	$ 9,658,819	$ 7,466	$ 71,900	$ 9,594,385
December 31, 2003				
Securities of U.S. government agencies and corporations	$ 1,000,311	$ 4,099	$ -	$ 1,004,410
Mortgage-backed securities	5,974,245	9,474	49,497	5,934,222
Total	$ 6,974,556	$ 13,573	$ 49,497	$ 6,938,632

NOTE 2 - INVESTMENT SECURITIES - *continued*

The following is a summary of maturities of securities available-for-sale. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. No maturity schedule is presented for mortgage-backed securities since paydowns are expected before contractual maturity dates.

	December 31,			
	2004		2003	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year but within five years	$ 2,509,614	$ 2,501,507	$ 1,000,311	$ 1,004,410
Mortgage-backed securities	7,149,205	7,092,878	5,974,245	5,934,222
Total	$ 9,658,819	$ 9,594,385	$ 6,974,556	$ 6,938,632

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

Securities Available for Sale

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities of U.S. government agencies and corporations	$ 1,986,641	$ 13,359	$ -	$ -	$ 1,986,641	$ 13,359
Mortgage-backed securities	5,258,796	34,780	1,041,757	23,761	6,300,553	58,541
	$ 7,245,437	$ 48,139	$ 1,041,757	$ 23,761	$ 8,287,194	$ 71,900

The unrealized losses for more than twelve months relate to two mortgage-backed securities. The losses are directly related to fluctuations in interest rates.

At December 31, 2004 and 2003, investment securities with a book value of $9,556,897 and $5,085,359 and a market value of $9,491,412 and $5,042,535, respectively, were pledged as collateral to secure public deposits and for other purposes as required or permitted by law.

For the years ended December 31, 2004 and 2003, proceeds from sales of securities available-for-sale amounted to $0 and $1,755,074, respectively. Gross realized gains amounted to $0 and $41,249, respectively. There were no gross realized losses in either year.

NOTE 3 - LOANS RECEIVABLE

Loans receivable consisted of the following:

	December 31,	
	2004	2003
Mortgage loans on real estate:		
Residential 1-4 family	$ 10,029,077	$ 8,729,807
Commercial	7,699,603	7,038,179
Construction	2,426,209	1,162,574
Second mortgages	99,595	105,743
Equity lines of credit	1,880,511	1,359,870
	22,134,995	18,516,173
Commercial and industrial	3,278,822	1,831,844
Consumer and other	1,229,220	1,276,132
Total gross loans	$ 26,643,037	$ 21,504,149

Transactions in the allowance for loan losses for the years ended December 31, 2004 and 2003 are summarized below:

	2004	2003
Balance, beginning of year	$ 305,000	$ 245,000
Provision charged to operations	109,000	95,000
Recoveries on loans previously charged-off	5,184	-
Loans charged-off	(152,706)	(35,000)
Balance, end of year	$ 266,478	$ 305,000

There were no loans in nonaccrual status, no loans past due ninety days or more and still accruing interest and no restructured loans at December 31, 2004. There were $126,765 in nonaccrual loans at December 31, 2003. There were no loans past due ninety days or more and still accruing interest, and no restructured loans at December 31, 2003.

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2004	2003
Land	$ 400,000	$ 400,000
Land improvements	102,474	102,474
Building	759,470	758,871
Furniture and equipment	612,786	501,104
	1,874,730	1,762,449
Less, accumulated depreciation	(463,318)	(352,247)
Premises and equipment, net	$ 1,411,412	$ 1,410,202

Depreciation expense for the years ended December 31, 2004 and 2003 was $111,080 and $128,922, respectively.

NOTE 5 - DEPOSITS

At December 31, 2004, the scheduled maturities of certificates of deposit were as follows:

	Amount
2005	$ 16,210,093
2006	1,609,769
2007	277,865
2008	-
2009	161,086
	$ 18,258,813

NOTE 6 - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Information concerning securities sold under agreement to repurchase is summarized as follows for the year ended December 31, 2004:

	2004
Average balance during the year	$ 2,852,055
Average interest rate during the year	2.95%
Maximum month-end balance during the year	3,000,000

The agreement has a maturity date of January 20, 2007 and bears a fixed interest rate of 2.95%. Mortgage-backed securities with a book value of $3,106,649 and a market value of $3,105,795 at December 31, 2004 are used as collateral for the agreement.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

		December 31,	
Description	Interest Rate	2004 Balance	2003 Balance
Fixed rate advances maturing:			
August 26, 2005	2.47%	$ 1,000,000	$ -
September 6, 2011	3.23	500,000	500,000
July 23, 2012	3.87	1,000,000	1,000,000
Variable rate advance maturing:			
March 10, 2006	2.46	400,000	400,000
Daily rate advance maturing:			
November 1, 2004	1.17	-	2,100,000
November 1, 2005	2.44	3,000,000	-
		$ 5,900,000	$ 4,000,000

Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

2005	$ 4,000,000
2006	400,000
After five years	1,500,000
	$ 5,900,000

As collateral, the Company has given a blanket lien on its first mortgage loans on one to four family residential loans aggregating $10,029,077 at December 31, 2004. In addition, the Company's Federal Home Loan Bank stock is pledged to secure the borrowings. Certain advances are subject to prepayment penalties.

NOTE 8 - RESTRICTIONS ON DIVIDENDS

South Carolina banking regulations restrict the payment of dividends to shareholders. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Otherwise, the Bank must obtain prior approval to pay a dividend. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 9 - SUBLEASE INCOME

The Company leases office space in the headquarters building to one of its directors on a year-to-year basis. The tenant has the right to renew the lease for one year periods. Income received by the Company on this lease for the years ended December 31, 2004 and 2003 totaled $10,800 in each year.

NOTE 10 - OTHER OPERATING EXPENSE

Other operating expense for the years ended December 31, 2004 and 2003 is summarized below:

	2004	2003
Professional fees	$ 86,001	$ 61,031
Printing and office supplies	41,534	53,963
Advertising and public relations	36,637	45,657
Data processing	144,993	137,256
Insurance	25,925	16,863
ATM expense	31,300	22,575
Other	181,005	172,082
	$ 547,395	$ 509,427

NOTE 11 - INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Current portion		
Federal	$ -	$ -
State	1,466	7,807
Total current	1,466	7,807
Deferred taxes	40,138	(20,342)
Income tax expense (benefit)	$ 41,604	$ (12,535)

Income taxes are allocated as follows:

	2004	2003
To continuing operations	$ 52,153	$ 30,748
To shareholders' equity	(10,549)	(43,283)
Income tax expense (benefit)	$ 41,604	$ (12,535)

NOTE 11 - INCOME TAXES - *continued*

The components of the net deferred tax asset were as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 82,069	$ 100,341
Net operating loss carryforward	219,774	218,377
Organization costs	37,739	70,087
Unrealized loss on securities available-for-sale	23,841	13,292
Other	2,499	1,938
Total deferred tax assets	365,922	404,035
Deferred tax liabilities:		
Accumulated depreciation	16,262	14,237
Total deferred tax liabilities	16,262	14,237
Net deferred tax asset	$ 349,660	$ 389,798

Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2004 will be realized, and accordingly, has not established a valuation allowance. Deferred tax assets are included in other assets.

The Company has a net operating loss carryforward for income tax purposes of $644,589 as of December 31, 2004. This net operating loss expires in the year 2022.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for the years ended December 31, 2004 and 2003 to income before income taxes follows:

	2004	2003
Tax expense at statutory rate	$ 51,753	$ 27,483
State income tax, net of federal income tax effect	2,662	1,671
Other	(2,262)	1,594
Income tax expense	$ 52,153	$ 30,748

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2004 and 2003, the Company had related party loans totaling $1,483,549 and $1,219,580, respectively. During 2004, $963,699 of new loans were made to related parties and repayments totaled $699,730.

The Company leases office space to an attorney who is also a director. Rental income from this director totaled $10,800 per year for the years ended December 31, 2004 and December 31, 2003. This same director also serves as legal counsel to the Bank. The amount paid to this director for legal services totaled $9,125 and $8,516 for the years ended December 31, 2004 and 2003, respectively.

Deposits from related parties held by the Bank at December 31, 2004 and 2003 totaled $1,220,010 and $331,936, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2004 management, after consultation with legal counsel, is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The fair market value of these instruments is not material to the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The fair market value of these instruments is not material to the consolidated financial statements.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the customer. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, real or personal property, plant, equipment, and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2004	2003
Commitments to extend credit	$ 4,897,326	$ 2,976,816
Standby letters of credit	83,030	121,373

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions.

NOTE 15 - INCOME PER COMMON SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method.

	For the years ended December 31,	
	2004	2003
Basic earnings per share:		
Net income available to common shareholders	$ 87,721	$ 50,083
Weighted average common shares outstanding - basic	609,358	609,060
Basic earnings per share	$ 0.14	$ 0.08
Diluted earnings per share:		
Net income available to common shareholders	$ 87,721	$ 50,083
Weighted average common shares outstanding - basic	609,358	609,060
Incremental shares from assumed conversion of stock options	2,155	-
Weighted average common shares outstanding - diluted	611,513	609,060
Diluted earnings per share	$ 0.14	$ 0.08

NOTE 16 - STOCK COMPENSATION PLAN

On October 18, 2001, the Board of Directors adopted the "2001 Stock Option Plan" (the Plan). The Plan provides for grants of "Incentive Stock Options," within the meaning of section 422 of the Internal Revenue Code and "Non-qualified Stock Options" which are options that do not so qualify. The Plan provides for the issuance of 100,000 shares of the Company's common stock to officers, key employees and other persons. Options may be granted for a term of up to ten years from the effective date of grant and become exercisable within six months of the grant date. Vesting periods vary by employee. The Board of Directors determines the per-share exercise price, but for incentive stock options the price may not be less than 100% of the fair value of a share of common stock on the date the option is granted. There were no incentive stock options issued in 2004. During 2003, 4,000 incentive stock options were issued to officers and employees. There were no non-qualified stock options at December 31, 2004 or 2003.

In calculating the pro forma disclosures (adjusted for the effects of expensing the options), the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003: dividend yield of 0 percent; expected volatility of 0 percent; risk-free interest rate of 4.36 percent; and expected life of 10 years.

A summary of the status of the Company's stock option plan as of December 31, 2004 and 2003, and changes during the period is presented below:

	2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	88,000	$ 10.00	85,000	$ 10.00
Granted	-	10.00	4,000	10.00
Exercised	(1,079)	-	-	-
Forfeited	(42,921)	10.00	(1,000)	-
Outstanding at end of year	44,000		88,000	

NOTE 16 - STOCK COMPENSATION PLAN

The following table summarizes information about stock options outstanding under the Company's plan at December 31, 2004:

	Outstanding	Exercisable
Number of options	44,000	44,000
Weighted average remaining life	7 years	7 years
Weighted average exercise price	$ 10.00	$ 10.00
High exercise price	$ 10.00	$ 10.00
Low exercise price	$ 10.00	$ 10.00

NOTE 17 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. The Bank's Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2004, the most recent notifications from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's categories.

The following table summarizes the capital ratios and the regulatory minimum requirements of the Bank at December 31, 2004 and 2003.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total capital (to risk-weighted assets)	$ 5,482,000	19.32%	$ 2,269,600	8.00%	$ 2,837,000	10.00%
Tier 1 capital (to risk-weighted assets)	5,216,000	18.39%	1,134,800	4.00%	1,702,200	6.00%
Tier 1 capital (to average assets)	5,216,000	12.56%	1,661,720	4.00%	2,077,150	5.00%
December 31, 2003						
Total capital (to risk-weighted assets)	$ 5,398,000	24.74%	$ 1,745,360	8.00%	$ 2,181,700	10.00%
Tier 1 capital (to risk-weighted assets)	5,125,000	23.49%	872,680	4.00%	1,309,020	6.00%
Tier 1 capital (to average assets)	5,125,000	16.01%	1,280,200	4.00%	1,600,250	5.00%

The Federal Reserve has similar requirements for bank holding companies. The Company is not currently subject to these requirements because the Federal Reserve applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

NOTE 18 - UNUSED LINE OF CREDIT

At December 31, 2004, the Company had unused lines of credit to purchase federal funds from other financial institutions totaling $1,900,000. Under the terms of the agreements, the Company may borrow at mutually agreed-upon rates for one to fourteen day periods. In addition, the Company has a line of credit with the Federal Home Loan Bank to borrow funds up to 20% of the Bank's total assets, or a borrowing capacity of $8,511,000 at December 31, 2004. As of December 31, 2004, the Company had borrowed $5,900,000 on this line.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - For securities available-for-sale, fair value equals the carrying amount which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Nonmarketable equity securities are stated at their carrying amount because it approximates fair value.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Securities Sold Under Agreements to Repurchase - The fair value of securities sold under agreements to repurchase is estimated using a discounted cash flow calculation that applies the current borrowing rate to a similar instrument at year end.

Advances from the Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Bank's current borrowing rate from the FHLB.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2004		2003	
	Amount	Fair Value	Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 629,566	$ 629,566	$ 867,695	$ 867,695
Federal funds sold	3,175,000	3,175,000	1,402,000	1,402,000
Securities available-for-sale	9,594,385	9,594,385	6,938,632	6,938,632
Nonmarketable securities	474,813	474,813	220,000	220,000
Loans receivable	26,643,037	26,599,945	21,624,149	22,059,658
Accrued interest receivable	150,875	150,875	111,817	111,817
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	10,051,565	10,051,565	8,918,018	8,918,018
Certificates of deposit and other time deposits	18,258,813	18,302,282	14,928,524	14,954,641
Securities sold under agreements to repurchase	3,000,000	2,959,900	-	-
Advances from the Federal Home Loan Bank	5,900,000	5,833,842	4,000,000	3,905,438
Accrued interest payable	120,117	120,117	37,793	37,793
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	4,897,326	-	2,976,816	-
Standby letters of credit	83,030	-	121,373	-

NOTE 20 - DEKALB BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for DeKalb Bankshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2004	2003
Assets		
Cash	$ 13,502	$ 5,615
Investment in banking subsidiary	5,174,715	5,103,040
Other assets	4,178	3,191
Total assets	$ 5,192,395	$ 5,111,846
Liabilities and shareholders' equity		
Shareholders' equity	$ 5,192,395	$ 5,111,846
Total liabilities and shareholders' equity	$ 5,192,395	$ 5,111,846

NOTE 20 - DEKALB BANKSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statement of Operations

	Years ended December 31,	
	2004	2003
Income	$ -	$ 15,000
Expenses		
Other expenses	2,903	9,384
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(2,903)	5,616
Income tax benefit	987	3,191
Equity in undistributed earnings of banking subsidiary	89,637	41,276
Net income	$ 87,721	$ 50,083

Condensed Statements of Cash Flows

	For the years ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$ 87,721	$ 50,083
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in other assets	(987)	(3,192)
Equity in undistributed earnings of banking subsidiary	(89,637)	(41,276)
Net cash provided (used) by operating activities	(2,903)	5,615
Cash flows from financing activities:		
Proceeds from exercise of stock options	10,790	-
Net cash provided by financing activities	10,790	-
Net increase in cash and cash equivalents	7,887	5,615
Cash and cash equivalents, beginning of year	5,615	-
Cash and cash equivalents, end of year	$ 13,502	$ 5,615